SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. ___)(1)


                         Phillips-Van Heusen Corporation
                         -------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    718592108
                                 --------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 718592108                   13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     PVH Associates Investment Plan Committee
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [  ]
                                                                 (b) [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
   Number of         5.   SOLE VOTING POWER

    Shares                                           0 shares
                     -----------------------------------------------------------
 Beneficially        6.   SHARED VOTING POWER

   Owned By                                          1,375,037 shares
                     -----------------------------------------------------------
     Each            7.   SOLE DISPOSITIVE POWER

  Reporting                                          1,375,037 shares
                     -----------------------------------------------------------
 Person WIth         8.   SHARED DISPOSITIVE POWER

                                                     0 shares
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,375,037 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.04%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 6 Pages

Item 1(a). Name of Issuer:

           Phillips-Van Heusen Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           200 Madison Avenue
           New York, New York  10016

Item 2(a). Name of Person Filing:

           PVH Associates Investment Plan Committee

Item 2(b). Address of Principal Business Office or, if None, Residence:

           200 Madison Avenue
           New York, New York  10016

Item 2(c). Citizenship:

           New York State

Item 2(d). Title of Class of Securities:

           Common Stock, $1.00 par value per share (the "Common Stock")

Item 2(e). CUSIP Number:

           718592108

Item 3.    If This Statement is Filed Pursuant to Rules 13d-1(B), or 13d-2(B) or
           (C), Check Whether the Person Filing is a:

    (a)    [ ] Broker or dealer registered under Section 15 of the Exchange Act;
    (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
    (c)    [ ] Insurance company as defined in Section 3(a)(19) of the
               Exchange Act;
    (d)    [ ] Investment company registered under Section 8 of the Investment
               Company Act;
    (e)    [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
    (f)    [X] An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);
    (g)    [ ] A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);
    (h)    [ ] A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;
    (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
    (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                               Page 3 of 6 Pages

Item 4.    Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)    Amount Beneficially Owned:

                    1,375,037 shares

    (b)    Percent of Class:

                    5.04%

    (c)    Number of shares as to which such person has:

           (i)   Sole power to vote or direct the vote:

                    0 shares

           (ii)  Shared power to vote or to direct the vote:

                    1,375,037 shares*

           (iii) Sole power to dispose or to direct the disposition of:

                    1,375,037 shares+

           (iv)  Shared power to dispose or direct the disposition of:

                    0 shares

----------

* Participants in the PVH Associates Investment Plans (the "Plans") who make investments in the PVH Stock Fund option included in the Plans may direct the vote of shares of Common Stock held in the Master Trust for the PVH Stock Fund only with respect to tender or exchange offers subject to
     Section 13(e) or Section 14(d) of the Securities Exchange Act of 1934 and matters which, if approved or disapproved, would result in a change in control of the Company (as defined in the Plans). The reporting person has the right to vote such shares for all other matters.

+ Participants in the Plans who invest in the PVH Stock Fund have the right, subject to certain limitations, to transfer their investment out of the PVH Stock Fund and, under certain circumstances, may receive a distribution of shares of Common Stock held in the Master Trust, but the reporting person makes the decision regarding disposition of Common Stock held in the Master Trust.


                               Page 4 of 6 Pages

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     All of the shares of Common Stock held in the Master Trust for the PVH Stock Fund are held on behalf of the employees of Phillips-Van Heusen Corporation and its subsidiaries who are participants in one of the Plans (consisting of the PVH Associates Investment Plan for Hourly Associates, the PVH Associates Investment Plan for Salaried Associates and the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico) and who have elected to make investments in the PVH Stock Fund investment option included as part of the Plan in which they are a participant. These employees have the right under certain circumstances to receive a distribution of shares of Common Stock held for their benefit in the Master Trust and to receive a cash distribution from the Master Trust based on the value of their investment in the PVH Stock Fund. These employees also have the right to have dividends paid on their allocable portion of the shares of Common Stock held in the Master Trust reinvested in the PVH Stock Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.    Notice of Dissolution of Group.

     Not Applicable.

Item 10.   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 2, 2000
                                        ----------------------------------------
                                                        (Date)

                                        PVH Associates Investment Plan Committee

                                        By: /s/ Emanuel Chirico
                                            ------------------------------------
                                           Name:  Emanuel Chirico
                                           Title: Member


                                        By: /s/ Pamela N. Hootkin
                                            ------------------------------------
                                            Name:  Pamela N. Hootkin
                                            Title: Member


                                        By: /s/ Eugene O. Kessler
                                            ------------------------------------
                                            Name:  Eugene O. Kessler
                                            Title: Member


                               Page 6 of 6 Pages